SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

For the Fiscal Year Ended December 31, 2001.

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ________________

Commission File Number ________ 333-53139 ____________________
1-12091

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

MILLENNIUM CHEMICALS INC.
SALARY AND BONUS DEFERRAL PLAN

(the "Plan")

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Millennium Chemicals Inc.
230 Half Mile Road
P.O. Box 7015
Red Bank, New Jersey 07701

Millennium Chemicals Inc.

Salary and Bonus Deferral Plan
December 31, 2001 and 2000

Millennium Chemicals Inc.
Salary and Bonus Deferral Plan
Table of Contents to the Financial Statements

Page

Financial Statements:

Millennium Chemicals Inc.

Salary and Bonus Deferral Plan
Statements of Financial Condition

	December 31, 2001	December 31, 2000
Assets		
Investments		
Investment in Company common stock, at fair value (Note 4)	$ 5,824,837	$ 8,556,666
Total investments	5,824,837	8,556,666
Receivables		
Employee contributions	63,132	784,629
Employer contributions	2,841	35,308
Total receivables	65,973	819,937
Cash	9,349	14,224
Total Assets	5,900,159	9,390,827
Liabilities		
Accounts payable	(2,296)	(1,055)
Total Liabilities	(2,296)	(1,055)
Plan Equity	$ 5,897,863	$ 9,389,772

The accompanying notes are an integral part of the financial statements.

Millennium Chemicals Inc.

Salary and Bonus Deferral Plan
Statements of Income and Changes in Plan Equity
For the Years Ended December 31, 2001 and 2000

	December 31, 2001	December 31, 2000
Additions		
Investment income		
Dividends and interest	$ 250,766	$ 244,990
Contributions		
Employee contributions	275,571	1,089,091
Employer contributions	12,393	49,009
Total contributions	287,964	1,138,100
Total additions	538,730	1,383,090
Deductions		
Investment loss		
Realized loss	$ 160,195	$ 8,484
Unrealized depreciation	2,407,999	444,323
Total investments loss	2,568,194	452,807
Distributions to participants	1,462,445	54,252
Total deductions	4,030,639	507,059
Net (decrease) increase during year	(3,491,909)	876,031
Plan equity, beginning of year	9,389,772	8,513,741
Plan equity, end of year	$ 5,897,863	$ 9,389,772

The accompanying notes are an integral part of the financial statements.

1. Plan Description

On October 8, 1996, Millennium Chemicals Inc. (the "Company") adopted the Millennium Chemicals Inc. Salary and Bonus Deferral Plan (the "Plan") for the benefit of a select group of management and highly compensated employees. The Plan is intended to be an unfunded plan of deferred compensation and is not intended to be covered by ERISA.

The purpose of the Plan is to permit eligible employees to defer from 5% to 100% of their salary and up to 100% of their bonus (both in 5% increments). The deferred amount is invested in common stock of the Company. Participants are immediately vested in their contributions and earnings thereon, subject to applicable withholding taxes. Effective January 1, 1999, the Company matches 4.5% of employee contributions. A participant is immediately vested in Company contributions and earnings.

The Plan is administered by a committee of three or more employees of the Company appointed by the Board of Directors (the "Committee"). Merrill Lynch Trust Company (the "Trustee") acts as trustee for the Plan.

Participation in the Plan is limited to eligible individuals, other than nonresident aliens of the United States receiving no United States source income within the meaning of sections 861(a)(3) or 911(d)(2) of the Internal Revenue Code, designated by the Committee, who are employees of a unit of the Company (or of one of its subsidiaries) which has adopted the Plan.

Distributions

Deferred accounts will be paid in shares of common stock to the participant or his or her beneficiary, except that awards deferred pursuant to special elections will continue to be subject to the forfeiture provisions of the incentive plan under which the award was granted. Deferred amounts generally will be paid in the form of (i) a lump sum payment, (ii) in five approximately equal annual installments or (iii) in ten approximately equal annual installments, as elected by the participant at the time of the deferred salary election, deferred bonus election or special election; provided, however, that payments shall only be in a single lump sum in the case that payment commences (i) while the participant is still an employee of the Company or of a subsidiary of the Company or (ii) due to termination for cause.

If the participant suffers permanent or total disability, dies, or terminates employment prior to the deferral date, then, except in the case of termination for cause, payment shall be made (or begin to be made) following the occurrence of the event making payment necessary or, if so elected in the deferred salary election and/or deferred bonus election, on January 31st of the calendar year immediately following such event.

The Company reserves the right to amend, modify, or terminate the Plan at any time. No amendment to or termination of the Plan will impair any rights to benefits that have accrued. Upon a Change of Control (as defined by Plan documents), the amount of a participant's Deferred Accounts shall be distributed to such participant as soon as practicable thereafter and any Deferred Salary Election and/or Deferred Bonus Election shall terminate and be null and void following such Change in Control.

Participants should refer to the Plan document for a more complete description of the Plan's provisions.

2. Summary of Significant Accounting Policies

Method of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid. The preparation of the Plan financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The common stock of the Company is valued at fair value which is determined based on quoted market prices.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of common stock and realized gains and losses are recorded on a trade-date basis.

Payment of Benefits

Distributions to participants are recorded upon actual payment of benefits. There were no distributions of the Company's common stock approved and payable at December 31, 2001 and December 31, 2000.

3. Administration of Plan Assets

The Plan's assets, which consist principally of the Company's common stock, are held by the Trustee of the Plan. Contributions are held and managed by the Trustee, which invests cash received and dividend income and makes distributions to the participants.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid by the Company.

4. Investments

The Plan's investments were:

	December 31, 2001	December 31, 2000
Number of shares of Company common stock	462,289	472,092
Historical cost	$9,743,326	$10,480,519
Market	$ 5,824,836	$8,556,666

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) having duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MILLENNIUM CHEMICALS INC. SALARY AND BONUS DEFERRAL PLAN

Dated: June 26, 2002

By: ______________________________
C. William Carmean
Member, Benefits Administration Committee